Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Douai Court of Appeals Issues Ruling on the Flanders Refinery
Paris, June 30, 2010 - Total has been appraised of the ruling issued today by the French Douai Court of Appeals.
The employee information and consultation process on the proposed changes at the Flanders refinery, which was ongoing at the time of the Court of Appeals hearing on May 28, was completed on June 24 after the employee representatives submitted their opinion.
The completion of the information and consultation process allows Total to proceed with the permanent shutdown of refining operations at the facility in Dunkirk. The Court of Appeals’ ruling does not bar this.
However, in the same ruling, the Court of Appeals contradicts this by ordering Total to resume refining operations at the Flanders site.
In light of this paradoxical and complex legal situation, Total intends to explore the various options available, as soon as possible, to obtain the necessary clarifications, in compliance with the law and in the interests of all parties.
It should be noted that the shutdown of refining operations in Dunkirk came at a time of sharply declining petroleum product demand in France, the rest of Europe and the United States, and that many stakeholders, both public and private, support such a reduction.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com